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[redacted]ECURITIES AND EXCHANGE COMMISSION

UNITED STATES
Washington, D.C. 20549

09040999

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-67112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matheson Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23160 Fashion Dr Ste 225
(No. and Street)

Estero (City) FL (State) 33928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Matheson 239-992-2171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillips Harvey Group
(Name – *if individual, state last, first, middle name*)

801 Laurel Oak Dr Ste 303 (Address), Naples (City), FL (State) 34108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
JUN 02 2009
Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Matheson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matheson Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Pres
Title

[Signature]
Notary Public

AMANDA KRAPER
MY COMMISSION # DD 812917
EXPIRES: August 10, 2012
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATHESON SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

MATHESON SECURITIES, LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

Phillips Harvey
GROUP

INDEPENDENT AUDITORS' REPORT

February 26, 2009

To the Members
MATHESON SECURITIES, LLC
Estero, FL

We have audited the accompanying statement of balance sheet of Matheson Securities, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year that ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presented fairly, in all material respects, the financial position of Matheson Securities, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips Harvey Group, P.A.
PHILLIPS HARVEY GROUP, P.A.
Certified Public Accountants

Certified Public Accountants
801 Laurel Oak Drive, Suite 303, Naples, FL 34108
P 239 566 1600 | F 239 566 1901 | swflcpas.com

FINANCIAL STATEMENTS

MATHESON SECURITIES, LLC

STATEMENT OF BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Cash - checking	$ 96,171
Cash - savings	6,126
	102,297
Commissions receivable (Note 3)	0
Total Assets	$ 102,297

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 4,100
Total current liabilities	4,100
Member's capital (Note 4)	98,197
Total Liabilities and Member's Equity	$ 102,297

The accompanying notes are an integral part of these financial statements

MATHESON SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$ 122,588
Interest	8
Total revenue	122,596
EXPENSES:	
Commissions	28,000
Dues and subscriptions	225
Office expense	5,569
Professional fees	5,062
Regulation fees	455
Total expenses	39,311
NET PROFIT	$ 83,285

The accompanying notes are an integral part of these financial statements

MATHESON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$	14,912
Member withdrawals		0
Net profit 2008		83,285
Balance, December 31, 2008	$	98,197

The accompanying notes are an integral part of these financial statements

MATHESON SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net profit	$ 83,285
Changes in assets and liabilities:	
(Increase) decrease in	
Commissions receivable	1,006
Accounts payable and accrued expenses	25
Net cash flows provided by operating activities	84,316
Cash Flows From Financing Activities:	
Member withdrawals	0
Net cash provided by financing activities	0
Net Increase in Cash	84,316
Cash:	
Beginning	17,981
Ending	$ 102,297

The accompanying notes are an integral part of these financial statements

MATHESON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - DESCRIPTION OF COMPANY AND PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Matheson Securities, LLC (the Company), a limited liability corporation created under the Florida Liability Company Act, was incorporated on September 20, 2005 and became effective with the NASD on March 2007. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customer be handled by a clearing broker-dealer. The Company is a Florida LLC.

Method of Accounting

The accounts of the Company are maintained, and the accompanying financial statements have been prepared in accordance with the U.S. generally accepted accounting principles. Consequently, revenues are recognized when earned rather than when received and expenses are recognized when the obligation is incurred rather than when the cash is disbursed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are earned by commission when securities are traded.

Federal Income Taxes

The Company has been approved to file tax returns as a partnership for the year beginning January 1, 2007 under the Internal Revenue Code. The Company files a Form 1065 tax return and therefore does not incur Federal income taxes at the company level and the Company's taxable income or loss is passed through to its members.

Possession Or Control Requirements

There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the Company does not have any position or control of customer funds or securities.

Cash Flows Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments due on demand or purchased with maturity of three months or less to be cash equivalents.

MATHESON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - DESCRIPTION OF COMPANY AND PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacy is found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2008 and in the procedures followed in making the periodic computation required. At December 31, 2008, the Company had net capital of $98,197 and net capital requirements of $5,000.

NOTE 2 - CASH

Cash at December 31, 2008 consisted of $102,297 in a checking and savings account. The Company maintains its cash in one financial institution located in Naples, Florida. The cash balances held in banks are insured up to $250,000 by the Federal Deposit Insurance Corporation. There was no uninsured cash in the bank at December 31, 2008.

NOTE 3 - COMMISSIONS RECEIVABLE

The Company accrues commission receivable when the securities are traded. If a commission is not paid within 30 days it would be written off in the period deemed uncollectible.

NOTE 4 - MEMBER'S CAPITAL

Under the regulations of Matheson Securities, LLC, individual capital accounts are required to be established and maintained for each member. During the year ending December 31, 2008, there was only one member who had a 100% ownership in the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement with FinDec, Inc (a related party) in 2008 and with Matheson Services, LLC (a related party) in 2008. These agreements provide that Matheson Securities, LLC will pay all overhead expenses for the Company. The Company is currently paying $1,000 as their share of the expenses.

During the year ending December 31, 2008, $5,569 in reimbursements were made under this agreement by the Company.

SUPPLEMENTARY INFORMATION

Phillips Harvey
GROUP

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

February 26, 2009

To the Members
MATHESON SECURITIES, LLC
Estero, FL

We have audited the accompanying financial statements of Matheson Securities, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 26, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by a rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips Harvey Group, P.A.
PHILLIPS HARVEY GROUP, P.A.
Certified Public Accountants

Certified Public Accountants
801 Laurel Oak Drive, Suite 303, Naples, FL 34108
P 239 566 1600 | F 239 566 1901 | swflcpas.com

MATHESON SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

As a registered broker/dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The Company is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See note 1). Net capital may fluctuate on a daily basis. The Company's net capital requirement for the year ended December 31, 2008 was $5,000 and its net capital for the year that ended was $98,197. A computation of net capital for the fiscal year ended December 31, 2008, as required by a rule 17a-5(d)(3), is as follows:

Net capital credit items:	
Members capital	$ 98,197

MATHESON SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

SUBORDINATED LIABILITIES

Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of liabilities subordinated to claims of general creditors be included in the financial statements of broker/dealers. The Company has no such liabilities during the fiscal year ended December 31, 2008, and accordingly, no schedule of changes is required.

MATHESON SECURITIES, LLC

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

POSSESSION AND CONTROL OF SECURITIES

The Company conducts business as a referring broker-dealer, whereby the Company forwards all checks received from the Company's customers directly to the investment companies along with all signed applications within 24 hours of receipt. Consequently, no securities are retained in the possession or control of the Company. As permitted by a rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the Company has not presented a computation for determination of reserve requirements pursuant of rule 15c3-3 and a computation of net capital under rule 15c3-1 is required.

MATHESON SECURITIES, LLC

SCHEDULE IV
RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5(D)(4)
NET CAPITAL RECONCILIATION

DECEMBER 31, 2008

NET CAPITAL RECONCILIATION

Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on page 9 and net capital per the December 31, 2008 FOCUS report amended as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at December 31, 2008 is as follows:

Total members capital per FOCUS report, amended	$ 98,197
Increase (decrease) resulting from audit adjustments	
None	0
Net capital	$ 98,197

MATHESON SECURITIES, LLC

SCHEDULE V
REPORTING FOR MATERIAL INADEQUACIES UNDER RULE 17a-5(j) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

As required by Statement on Auditing Standards (SAS) No. 112, we reported to the Company to maintain and establish separation of duties among receipts, disbursements, and general ledger reconciliation.